EXHIBIT 1

EASTBOURNE CAPITAL MANAGEMENT COMMENTS
ON DELAWARE LAWSUIT TO ENJOIN AMYLIN PHARMACEUTICALS “POISON PUTS”

Applauds San Antonio Fire and Police Pension Fund Action

San Rafael, California – March 30, 2009 – Eastbourne Capital Management, L.L.C. (“Eastbourne”) commented on the class action lawsuit filed late last week in Delaware’s Court of Chancery against Amylin Pharmaceuticals, Inc. (“Amylin”) (NASDAQ: AMLN) and its entire Board of Directors by Amylin shareholder, San Antonio Fire & Police Pension Fund, seeking to invalidate “poison put” provisions in Amylin’s credit agreements and to require the Amylin Board to remove the obstacle posed by those provisions to the election of directors nominated separately by Eastbourne and by funds affiliated with Carl Icahn. Eastbourne has notified Amylin of its intention to seek the election of five nominees to Amylin’s Board of Directors. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares.

Rick Barry, Eastbourne Founder and Portfolio Manager said, “We applaud San Antonio Fire & Police Pension Fund and are encouraged that another thoughtful institutional shareholder has come forward and taken the initiative to seek to enforce the legal rights of all Amylin shareholders. We believe the lawsuit, which has enormous merit and raises important issues beyond this contest, serves the best interests of all shareholders.

“As should be clear from our last letter to Amylin’s Board, we believe that, since this year there are two separate shareholder slates, the Company’s ‘poison puts,’ unless they are neutralized, threaten to tilt the electoral playing field in favor of the incumbent board by effectively precluding not merely the election of a new majority on the Board, which Eastbourne is not seeking, but, as a practical matter, the election of any shareholder-nominated directors at all.

“Intentionally or not, these type of provisions, which are agreed to by management without shareholder approval, embedded in voluminous credit agreements and often not otherwise disclosed, deprive shareholders of the substantive right to freely nominate directors; essentially subjecting that right to board approval or delegating it altogether to creditors. We think that any board’s fiduciary duties, particularly its duty of loyalty, would lead it to use all of its powers to lift this constraint on a basic shareholder right, and not to condone its operation to stifle an open election and protect the continued reign of incumbent directors. We cannot imagine what rationale directors could advance to support such a failure to act other than to preserve themselves in office.

“We had hoped that the Amylin Board would come to a similar conclusion and respond positively to our request that they take action to dispel the cloud cast by the Company’s “poison puts” and that resorting to the courts would not be necessary. We believe that the Board’s failure to do so will be viewed by our fellow shareholders as stark evidence of the current Amylin Board’s approach to corporate governance. We encourage other shareholders to continue to speak out and support change on the Board.”

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the proxy statement, white proxy card and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge and Jay Sherwood from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals when they are available because they will contain important information. Such materials will, along with other relevant documents, be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Mackenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Exhibit 1 to the Schedule 14A filed on February 2, 2009 and available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

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Contacts:
Media: Sard Verbinnen & Co. Dan Gagnier, 212-687-8080 Diane Henry, 415-618-8750	Shareholders: MacKenzie Partners, Inc. Larry Dennedy, 212-929-5500 Charlie Koons, 212-929-5500